PRESS RELEASE
                    For Immediate Release



                CAPITAL ENVIRONMENTAL REPORTS
  SIX MONTHS 2003 RESULTS AND ANNOUNCES RESTATEMENT OF 2002
                    FINANCIAL STATEMENTS


BURLINGTON, ON (November 26, 2003) - Capital Environmental Resource Inc. (Nasdaq: CERI) today reported results for the six months ended June 30, 2003. Revenue for the six months ended June 30, 2003 was $56.6 million versus $45.3 million for the six months ended June 30, 2002, an increase of 25%. The revenue increase was due to volume increases of 9%, acquisitions of 6% and foreign exchange movements of 10%. Earnings before interest, taxes, depreciation and amortization (EBITDA) was $7.8 million for the six months ended June 30, 2003 versus $10.5 million for the comparable period last year. The decrease in EBITDA is primarily due to increased legal and other administrative costs associated with the Company's expansion into the United States.

Net loss attributable to Common Shareholders for the six months ended June 30, 2003 was $24.3 million or $0.67 per share, versus a net loss attributable to common shareholders of $12.5 million, or $0.42 per share, as restated for the comparable period last year. Net loss attributable to common shareholders for the six months ended June 30, 2003 and 2002 includes non-cash preferred stock deemed dividends of $21.0 million and $14.7 million, respectively.

Capital's Chairman and Chief Executive Officer David Sutherland-Yoest commented, "Our Canadian operations continued to generate positive cash flow during the first half of the year. The investment we've made in building our management team and growing our business is beginning to show exciting results with our recently announced plans to acquire the North and Central Florida assets of Allied Waste Industries, Inc. (NYSE:AW) and Florida Recycling Services, Inc. and the related integration opportunities with our Omni landfill."

The Company also announced today that it will be restating its 2002 financial results as a result of a revision of the accounting treatment for certain Series 1 Preferred Shares relating to a February 2002 financing. The Company will file with the Securities and Exchange Commission on Form 20-F/A restated 2002 financial statements in order to reflect a non-cash deemed dividend of $14.7 million related to its
February 2002 Series 1 Preferred Stock issuance which was converted to common in March 2002. The terms of the February 2002 Series 1 Preferred Stock Issuance have been fully disclosed in the Company's public filings. The effect of the restatement will be to decrease 2002 basic and diluted earnings per share from $0.06, as previously reported, to a net loss per share of $0.39, as restated. The restatement has no effect on the Company's reported cash flow, net income, total assets or shareholders' equity.

Commenting on the restatement, Capital's Executive Vice President and Chief Financial Officer Ron Rubin said, "The restatement, which is non-cash, is the result of a technical accounting rule, and has no impact on our financial position, liquidity or other business fundamentals. The proceeds raised from the preferred share issuance giving rise to the restatement were used by the Company primarily to fund acquisition growth."

Reconciliation of Non-GAAP Measures

The following table reconciles the differences between net income (loss) before cumulative effect of change in account principle, as determined under U.S. GAAP, and EBITDA:

                                                                           For the Six Months ended
                                                                                    June 30,
                                                                           ========================
                                                                                2003        2002
                                                                           ============  ==========
Net income (loss) before cumulative effect of change in account principle     $ (3,805)    $ 2,176
Income tax provision (benefit)                                                    (334)        730
Interest expense                                                                 5,185       3,356
Depreciation, depletion and amortization                                         6,791       4,261
                                                                           ------------  ----------
EBITDA (1)                                                                    $  7,837     $10,523
                                                                           ============  ==========

  1. EBITDA represents income (loss) before cumulative effect of change in accounting principle, provision (benefit) for income taxes, interest expenses and
     depreciation,  depletion and amortization.   EBITDA  is
     presented because the Company believes that it may be used by certain investors to analyze and compare the Company's operating performance between accounting periods and against the operating results of other companies that have different financing and capital structures or tax rates. In addition, management uses EBITDA, among other things, as an internal performance measure. The Company's lenders also use EBITDA and adjusted EBITDA to measure the Company's ability to service and/or incur additional indebtedness under its credit facility. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other financial statement data prepared in accordance with U.S. GAAP or as a measure of a company's performance, profitability or liquidity. EBITDA is not calculated under U.S. GAAP and therefore is not necessarily comparable to similarly titled measures of other companies.

The Company has scheduled a conference call to discuss the results of today's earnings announcement. The call will begin at 10:00 a.m. eastern time, Tuesday, December 2, 2003, where senior executives of the Company will discuss the six months results and other recent developments.

If you wish to participate in this call, please phone 1-800-
273-9672. A post-view of the call will be available until Tuesday, December 9, 2003 by phoning 1-800-408-3053 or 416-
695-5800 and entering reservation number 1506010.

For information contact:

Ron Rubin
Executive Vice President, Chief Financial Officer
480-281-1823

or

Greg Fairbanks
Executive Vice President-Strategic Planning and Investor
Relations
480-281-1823


                      *    *    *    *

         Safe Harbor for Forward-Looking Statements


Certain matters discussed in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities
Exchange   Act  of  1934.  These  statements  describe   the
company's future plans, objectives and goals. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from the plans, objectives and goals set forth in this press release. Factors which could materially affect such forward-looking statements can be found in Capital's periodic reports filed with the Securities and Exchange Commission, including risk factors detailed in Capital's Form 20-F for the year ended December 31, 2002. Shareholders, potential investors and other readers are urged to consider these factors carefully
in   evaluating  the  forward-looking  statements  and   are
cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements made in this press release are only made as of the date hereof and Capital undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Capital Environmental Resource Inc. is a regional integrated solid waste services company that provides collection, transfer, disposal and recycling services in Canada and the United States. The Company's web site is www.capitalenvironmental.com. Information on the Company's website does not form part of this press release.



              CAPITAL ENVIRONMENTAL RESOURCE INC.
   UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
   (In thousands of U.S. dollars; except per share amounts)

                                                               Six Months Ended
                                                                    June 30,
                                                          ------------------------------
                                                                2003          2002
                                                          -------------    -------------
                                                                           (As Restated)
Revenue                                                     $   56,562       $ 	45,267
Operating expenses:
  Cost of operations                         			35,321	       	28,385
  Selling, general and administrative          			13,047     	 7,800
  Depreciation, depletion and amortization	                 6,791     	 4,261
  Foreign exchange loss (gain) and other		           357 	        (1,441)
  							  -------------	   ------------

Income from operations                       			 1,046      	 6,262

Interest expense                             			 5,185      	 3,356
 							  -------------    ------------

Income (loss) before income taxes            			(4,139)    	 2,906

Income tax provision (benefit)               			  (334)      	   730
           						  -------------    ------------

Net income (loss) before cumulative effect of
   change in accounting principle				(3,805)     	 2,176

Cumulative effect of change in accounting principle, net
   of provision for income taxes of $256			   518		     -
                                                          -------------    ------------
Net income (loss)                             			(3,287)     	 2,176
Deemed dividend on Series 1 Preferred Shares                   (21,021)        (14,717)
                                                          -------------    ------------
Net income (loss) attributable to Common Shareholders       $  (24,308)      $ (12,541)
                                                          =============    ============

Basic and diluted earnings (loss) per share:
Basic earnings (loss) per share before cumulative effect
   of change in accounting principle			    $    (0.68)      $   (0.42)
Cumulative effect of change in accounting principle               0.01               -
                                                          -------------    ------------
Basic earnings (loss) per share               		    $    (0.67)      $   (0.42)
                                                          =============    ============

Diluted earnings (loss) per share before cumulative of
  of change in accounting principle			    $	 (0.68)      $   (0.42)
Cumulative effect of change in accounting principle               0.01               -
                                                          -------------    ------------
Diluted earnings (loss) per share             		    $    (0.67)      $  ( 0.42)
                                                          =============    ============

Shares used in computing per share amounts (in thousands):
  Basic                                                         36,537          29,652
  Diluted                                                       36,537          29,652
